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                          May 22, 2020

       Lindsay A. Rosenwald, M.D.
       Executive Chairman, Chief Executive Officer and President
       Fortress Biotech, Inc.
       2 Gansevoort Street, 9th Floor
       New York, New York 10014

                                                        Re: Fortress Biotech,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 18, 2020
                                                            File No. 333-238327

       Dear Dr. Rosenwald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark McElreath, Esq.